TAKUNG ART CO., LTD

Flat/RM 03-04 20/F Hutchison House

10 Harcourt Road, Central Hong Kong

January 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom (Assistants Director, Office of Consumer Products)

Charlie Guidry (Staff Attorney)

Re:	Takung Art Co., Ltd.

Registration Statement on Form S-1

Filed November 25, 2015

File No. 333-208209

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 333-176329

Ladies and Gentlemen:

On behalf of Takung Art Co., Ltd (the “Company”), we are writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”), dated January 14, 2016, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-208209) (the “Registration Statement”) originally filed with the SEC on December 24, 2015 in connection with the registration for resale of up to 1,487,000 shares of the Company’s common stock (collectively, “Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

The Company has revised the Registration Statement in response to Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. References throughout this letter to “we,” “us” and “our” are to the Company.

Registration Statement on Form S-1/A

General

1.	In your response to comment 1, you state that “virtually no” trading in your stock occurred prior to November 25, 2015. You also respond that each private placement was completed before November 25, 2015. In light of these responses, please tell us how the selling stockholders were at market risk at the time of the private placements.

Response:

We had stated elsewhere in our prior response letter under our analysis under “Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares” that:

“The Selling Stockholders have purchased the securities in question and there is no agreement or arrangement regarding the price at which it will resell the Common Stock to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the Selling Stockholders are taking investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any Common Stock. In addition, the Company’s common stock is not listed on an exchange, but rather quoted on the OTCQB Tier of the OTC Markets, there has been very limited trading market for the common stock, trading in the common stock may become even more difficult and the share price could decrease. Therefore, the Selling Stockholders may not be able to resell the shares of Common Stock at or above its investment price. As for Regeneration, it is unlikely that they would sell their Compensation Shares (even if they could) until they are able to recover the “value” of their consulting services.” (emphasis ours)

When we said that the Selling Stockholders were at “market risk” from the closing of the private placements, we used that term in very “loose” or layman sense meaning that the Selling Stockholders had accepted the risk that there would be an uncertain demand (if any) for their shares and not in the technical sense, which presupposes the existence of a (trading) market for the Company’s securities leading to risk of losses in positions arising from movements in market prices.

The Selling Stockholders had accepted the risk that they may not be able to liquidate their investment because (i) no market for the shares may develop or (ii) if a market were to develop, there would be insufficient liquidity for them to sell their shares at or above their investment price. This was emphasized clearly in one of the Risk Factors titled “RISKS RELATING TO INVESTMENT IN OUR SECURITIES” – “An active public market for our Common Stock may not develop or be sustained, which would adversely affect the ability of our investors to sell their securities in the public market.”

In fact, because there was virtually no trading in the Company’s shares at the time the private placements closed, the Selling Stockholders had accepted an even greater risk than if there had been an existing market for the Company’s securities.

2.	Also in your response to comment 1, you state that the “Selling Stockholders are acting in a manner that is consistent with this fiduciary duty . . . .” Yet you also state that, with the exception of Regeneration Capital Group, LLC, all of the selling stockholders are individual investors. Please explain to whom these individual investors owe fiduciary duties.

Response:

Our discussion on fiduciary duty is prefaced by the third and fourth sentences in the same paragraph which state:

“Many institutional investors are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.” (emphasis ours)

As Regeneration Capital Group, LLC is clearly the only “institution” among the Selling Stockholders, this discussion only pertains to Regeneration Capital Group, LLC and not the rest of the individual Selling Stockholders. For the avoidance of any doubt, the individual Selling Stockholders are not acting in any fiduciary capacity and owe no fiduciary duties to anyone.

3.	With a view to understanding the governmental regulations to which your business may be subject, please tell us whether you intend to offer “trader” status to US persons.

Response:

We presently have no plans to offer “trader” status to US persons.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation of Takung, page 25

4.	We reviewed your revisions to your disclosure in response to comment 3. In this regard, we were unable to recalculate commission revenue based on the current fee of 0.2% of the transaction value for all periods presented. For example, we computed commission revenue of $1,461,372 based on a fee of 0.2% on the transaction value of $730,685,981 for the year ended December 31, 2014. Please clarify for us how you derived the commission revenues reported based on the transaction values and percentage commission disclosed.

Response:

The commission revenue is charged at 0.2% of the transaction value on both the purchase and sale sides resulting in an aggregate commission rate of 0.4%. Further, as part of our referral incentive program, we had paid a rebate of 5% of the commission earned from the transaction to certain referrers.

Please refer to our discussion under “Commission” in the section titled “Revenue Recognition”.

The rebates are recognized as a reduction of revenue in the same period the related revenue was recognized.

For the period ended December 31, 2014, the gross dollar transaction value was $730,685,981. In the example cited, the gross commission revenue on this $730,685,981 annual transaction value is $2,922,743 (0.4% of $730,685,981). Factoring the 5% rebate to certain referrers described above, the net commission revenue was reduced from $2,922,743 to $2,832,158.

In order to provide more clarity, we have amended the first and second paragraphs under “Revenue” for the years ended December 31, 2014 and 2013 to read as follows (the amendments have been italicized for your ease of reference):

“Listing fee revenues were $1,774,461 and $290,078; commission revenue were $2,832,158 and $66,477 (net of applicable rebates); gross management fee revenue were $113,243 and $2,293 for the years ended December 31, 2014 and 2013, respectively.

Listing fee revenue and commission revenue are calculated based on a percentage of the initial listing value and transaction value of artworks, respectively. The Company charged 22.5% to 31% of the initial listing value of artworks and accounts for this as listing fee revenue. Separately, the Company charged 0.2% of the transaction value on both the purchase and sale sides resulting in an aggregate of 0.4% of the transaction value and accounts for this as commission revenue for the years ended December 31, 2014 and 2013.”

We have amended the first paragraph under “Revenue” for the three months ended September 30, 2015 and 2014 to read as follows (the amendments have been italicized for your ease of reference):

“Our revenue mainly consists of listing, commission and management fees. Listing fee revenue was $439,811 and $309,637; commission revenue was $2,239,526 and $569,482 (net of applicable rebates); gross management fee revenue was $26,889 and $42,741, and annual fee revenue was $162 and $0 for the three months ended September 30, 2015 and 2014 respectively.”

We have amended the first paragraph under “Revenue” for the nine months ended September 30, 2015 and 2014 to read as follows (the amendments have been italicized for your ease of reference):

“Our revenue comprises mainly listing, commission and management fees. Listing fee revenue was $1,549,587 and $915,632; commission revenue was $3,267,516 and $1,442,443 (net of applicable rebates); gross management fee revenue was $98,674 and $77,373; and annual fee revenue was $1,591 and $0 for the nine months ended September 30, 2015 and 2014, respectively.”

Executive Compensation, page 67

5.	Please update the disclosure in this section to reflect the compensation paid to your named executive officers in the fiscal year ended December 31, 2015. Please refer to Regulation S-K Compliance and Disclosure Interpretation 117.05, available on our website.

Response:

We have revised the disclosure to reflect the compensation paid to our named executive officers in the fiscal year ended December 31, 2015 as follows (amendments have been italicized for your easy of reference):

Executive Compensation

The following table sets forth information with respect to the compensation of each of the named executive officers for services provided in all capacities to Takung Art Co., Ltd and its subsidiaries, HongKong Takung Assets and Equity of Artworks Exchange Co., Ltd and Takung (Shanghai) Co., Ltd in the fiscal years ended December 31, 2015 and 2014 in their capacity as such officers. Mr. Di Xiao, our present chief executive officer, chief financial officer and director, and Mr. Jerett A. Creed, our former chief executive officer, chief financial officer and director received no additional compensation for their services as director. No other executive officer or former executive officer received more than $100,000 in compensation in the fiscal years reported.

Summary Compensation Table

Name & Principal Position	Fiscal Year	Base Compensation (annual, unless otherwise noted)	Bonus	Stock Options	Total Annual
Di Xiao CEO, CFO and Director (1)	2015	$37,161.72	$4,645.22	-	$41,806.94
	2014	$18,469	$46,424	-	$64,893
Jerett A. Creed; Former CEO and Director (2)	2015	-	-	-	-
	2014	$96,129	-	-	$96,129

(1)	In connection with the Reverse Merger, Di Xiao was appointed as our new Chief Executive Officer, Chief Financial Officer and director effective from October 20, 2014. He also received a bonus of $46,424 (HK$360,000) for the year 2014. For the year ended December 31, 2015, Mr. Xiao received an apportioned salary of $37,161.72 and an apportioned bonus of $4,645.22. His compensation is apportioned between Takung Art Co., Ltd and its subsidiary, HongKong Takung Assets and Equity of Artworks Exchange Co., Ltd to reflect the time he spends on the affairs of both entities.

(2)	Jerett A. Creed was our former Chief Executive Officer and director until his resignation on October 20, 2014 in connection with the Reverse Merger.

Employment Agreements

Our former CEO, Mr. Creed's employment agreement provided an annual compensation of $120,000 per year. Additionally the agreement provided for 5% accrued annual interest on the outstanding principle balance for any funds advanced to us or unreimbursed by us from the employee for recognized business expenses. The employment agreement with Mr. Creed was terminated upon his resignation from all positions he held with us on October 20, 2014.

Operating Subsidiary Executive Compensation Summary

The table below sets forth the positions and compensations for the sole officer and director of Hong Kong Takung for the years ended December 31, 2015 and 2014.

Name	Year	Annual Salary ($)		Bonus ($)	Total ($)
Di Xiao	2015	86,710.80	(2)	10,838.85	97,549.65
Managing Director	2014	92,887.05	(1)	-	92,887.05	(1)

(1)	Mr. Xiao received a monthly compensation of $7,741 (HK$60,000).
(2)	Mr. Xiao’s monthly compensation was adjusted to $10,322.71 (HK$80,000) per his employment agreement with Hong Kong Takung dated June 1, 2014. His compensation is apportioned between Takung Art Co., Ltd and its subsidiary, HongKong Takung Assets and Equity of Artworks Exchange Co., Ltd to reflect the time he spends on the affairs of both entities.

Operating Subsidiary Employment Agreements

Mr. Xiao entered into an employment agreement with Hong Kong Takung on June 1, 2014 whereby he agreed to serve as Hong Kong Takung’s General Manager and Managing Director. Pursuant to such employment agreement, Mr. Xiao is entitled to a monthly salary of $10,322.71 (HK$80.000), which will be reviewed annually in January. The employment agreement may be terminated by either party upon one month’s advance notice.

Mr. Li has been a Vice President of Hong Kong Takung since March 1, 2015. He was subsequently appointed as the General Manager of Shanghai Takung with effect from July 28, 2015. The employment with Mr. Li can be terminated by either party by giving at least one month notice.

Compensation of Directors

The following table sets forth the compensation received by our directors in fiscal year 2015 in their capacity as directors.

Name and Principal Position	Fee earned or paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Di Xiao Chief Executive Officer, Chief Financial Officer and director (1)	-	-	-	-	-	-	-
Joseph Levinson Director (2)	$3,333.33	-	-	-	-	-	$3,333.33
William Kwok Keung Tsui (2)	$3,333.33	-	-	-	-	-	$3,333.33

(1) Mr. Di Xiao receives no compensation for his services as director.

(2) Messers. Joseph Levinson and William Kwok Keung Tsui joined the Company as its directors on December 1, 2015. Pursuant to their offer letters, they will be eligible to participate in the Company’s non-executive director compensation program, under which they will receive an annual cash compensation of $40,000 (payable quarterly in advance on the first business day of each calendar quarter) for serving as a director and an additional $10,000 cash payment if they serve as the chairman of the Board committees. They will also be entitled to receive 5,000 restricted shares of Common Stock of the Company every year, which shares will vest in four equal quarterly installments. The Company will reimburse their reasonable and properly documented expenses in connection with the performance of their responsibilities.

Option Grants Table

There are no individual grants or stock options to purchase our Common Stock through the date of this prospectus.

Outstanding Equity Awards at Fiscal Year-End

There were no options outstanding as of December 31, 2015.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during the fiscal year ended December 31, 2015.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards in the last completed fiscal year under any LTIP.

Financial Statements

6.	We reviewed the revisions to your disclosure in response to comment 7. Please retroactively adjust the number of shares disclosed within your Consolidated Statements of Operations and Comprehensive Income (Loss) on page 79 and Consolidated Statements of Stockholders Equity on page 80 to reflect the 1-for-25 reverse stock split.

Response:

We have retroactively adjusted the number of shares disclosed within our Consolidated Statements of Operations and Comprehensive Income (Loss) on page 79 and Consolidated Statements of Stockholders Equity on page 80 to reflect the 1-for-25 reverse stock split. The amendments are made on pages 78-80

Apart from the aforementioned amendments in Amendment No. 2 to Registration Statement on Form S-1/A, we have also updated the number of our employees, listings of artwork, ages of some of our officers and directors and intellectual property disclosure.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/S/ DI XIAO
Di Xiao
Chief Executive Officer

cc. Benjamin A. Tan, Esq.